UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Culp, Inc.
(Name of Issuer)
Common Stock, $0.05 par value
(Title of Class of Securities)
230215105
(CUSIP Number)
Praesidium Investment Management Company, LLC
747 Third Avenue, 35th Floor
New York, NY 10017
Tel. No.: (212) 821-1495
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Barry Greenberg
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
April 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	230215105

1	NAMES OF REPORTING PERSONS Praesidium Investment Management Company, LLC 20-0302413

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Funds from Investment Advisory Clients)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		542,841

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		635,201

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	635,201

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	230215105

1	NAMES OF REPORTING PERSONS Kevin Oram

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Funds from Investment Advisory Clients)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		542,841

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		635,201

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	635,201

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	230215105

1	NAMES OF REPORTING PERSONS Peter Uddo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Funds from Investment Advisory Clients)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		542,841

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		635,201

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	635,201

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D/A
This Amendment No. 4 relating to shares of common stock, $0.05 par value (“Common Stock”), of Culp, Inc., a North Carolina corporation (the “Issuer”) is being filed on behalf of (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram the “Reporting Persons”).

Item 2.	Identity and Background
(a) This statement is filed by: (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram the “Reporting Persons”).
Praesidium, in its capacity as investment manager to certain managed accounts on behalf of investment advisory clients (collectively, the “Accounts”), has sole power to vote and dispose of the shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to control Praesidium.
(b) The business address of the Reporting Persons is 747 Third Avenue, 35th Floor New York, NY 10017.
(c) The principal business of Praesidium is the management of the assets and activities of certain managed accounts. Mr. Oram and Mr. Uddo serve as managing members of Praesidium.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) Praesidium is a Delaware limited liability company. Each of Mr. Oram and Mr. Uddo are United States citizens.

Item 3.	Source and Amount of Funds
The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the Account is approximately $6.32 per share.

Item 5.	Interest in Securities of the Issuer
(a) - (b) The Reporting Persons beneficially own 635,201 shares of Common Stock, which represents 4.9% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by each Reporting Person as of May 21, 2010 as set forth in this Schedule 13D, by (ii) the 12,934,963 shares of Common Stock outstanding as of January 31, 2010, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on March 11, 2010.
Praesidium, in its capacity as investment manager to the Accounts has sole power to vote 542,841 shares of Common Stock and the power to dispose of the 635,201 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to beneficially own the Common Stock held in the Accounts.
(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.
(d) Not Applicable.
(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s outstanding shares of Common Stock on April 14, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting, if any, of the Reporting Persons are held pursuant to certain advisory agreements entered into among the Reporting Persons and each of the relevant investment advisory clients.

Item 7.	Material to be Filed as Exhibits
Exhibit 1. Joint filing agreement by and among the Reporting Persons.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 21, 2010

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC
By:	/s/ Kevin Oram
	Name:	Kevin Oram
	Title:	Managing Member

KEVIN ORAM
By:	/s/ Kevin Oram

PETER UDDO
By:	/s/ Peter Uddo

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, $0.05 par value, of Culp, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 21, 2010.

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC
By:	/s/ Kevin Oram
	Name:	Kevin Oram
	Title:	Managing Member

KEVIN ORAM
By:	/s/ Kevin Oram

PETER UDDO
By:	/s/ Peter Uddo

Annex A
Except as set forth below, there have been no transactions in the Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the other persons named in Item 2 during the past sixty days.
During the past sixty days, the Reporting Persons effected the following purchases and sales of shares of Common Stock in open market transactions:

Settlement Date	Amount	Price
3/15/2010	11,415	12.08
4/12/2010	4,312	12.77
4/12/2010	1,005	12.77
4/12/2010	(5,317)	12.69
4/14/2010	(2,900)	12.56
5/18/2010	(10,000)	13.87